October 1, 2019

Thomas P. Chambers
Senior Vice President and Chief Financial Officer
Kosmos Energy Ltd.
8176 Park Lane, Ste 500
Dallas, Texas 75231

       Re: Kosmos Energy Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Response dated August 21, 2019
           File No. 001-35167

Dear Mr. Chambers:

       We have reviewed your August 21, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 12, 2019 letter.

Form 10-K for Fiscal Year Ended December 31, 2018

Item 1. Business
Our Reserves, page 20

1. In your response to prior comment two, you state the conversion of proved undeveloped reserves to proved developed reserves was not as significant as expected during fiscal year
      2018. Expand your disclosure under this section to provide a more thorough discussion of the progress made during fiscal year 2018 to convert proved undeveloped reserves to proved developed, including the reasons why progress was not as significant as expected.
      As part of this expanded disclosure, state the amount of capital expenditures incurred during the year to convert proved undeveloped reserves to proved developed reserves or provide a statement that such amount is immaterial, if applicable. Refer to the disclosure requirements in Item 1203(c) of Regulation S-K.
 Thomas P. Chambers
Kosmos Energy Ltd.
October 1, 2019
Page 2

        You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Brad Skinner, Office Chief, at (202)
551-3489 with any other questions.



FirstName LastNameThomas P. Chambers                      Sincerely,
Comapany NameKosmos Energy Ltd.
                                                          Division of
Corporation Finance
October 1, 2019 Page 2                                    Office of Energy &
Transportation
FirstName LastName